

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-mail
Timothy L. Fielding
Chief Financial Officer
Adeptus Health Inc.
2941 South Lake Vista, Suite 200
Lewisville, Texas 75067

>   **Re: Adeptus Health Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted March 14, 2014**
>   **CIK No. 0001602367**

Dear Mr. Fielding:

    We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note that you state in various places throughout the document that you expect to open an additional twenty locations in the next ten months. This represents a substantial increase in the launch rate from 2013. We also note the risk factor disclosure on pages 18 and 19 explaining the risk and uncertainty regarding launching of new facilities. In that regard, locations have to be identified and secured in advance of constructing and equipping them for service. There may also be regulatory and financial constraints affecting your ability to add an additional twenty sites. Please advise the staff of your consideration of these risks and the reasonableness of the disclosure as to your anticipated addition of twenty sites during the remainder of 2014. You should provide your detailed substantive analysis rather than just your conclusions. If you cannot provide a reasonable basis for this disclosure, please consider modifying it as may be necessary. If you believe the disclosure is reasonable, please provide additional disclosure explaining how you intend to meet the schedule including the steps you have taken, the current status of your efforts and any specific and significant challenges that may affect your ability to meet this schedule. We may have additional comments after we consider your response and any additional disclosure you provide.

5. You should clarify in your disclosure whether the additional sites you intend to bring online will be newly constructed facilities or currently operational facilities that you will acquire.

Prospectus Cover Page

6. You state that certain owners of Adeptus Health LLC and the Class A and B shares of the registrant will hold the majority of the voting power of the registrant. Please state the percentage of voting power they will hold.

Market and Industry Data, page ii

7. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement on page ii that you have not had certain information in your registration statement independently verified could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement relating to your relative market strength and competitive position.

About This Prospectus, page iii

8. We note your statement here and on page 11 of the Prospectus Summary that you "intend to 'opt out' of the extended transition period with respect to new or revised accounting standards." Please add a statement here and on page 11 to disclose that this decision is irrevocable.

Summary, page 1

9. Please provide an appropriately titled subsection of the Summary following the discussion of competitive strengths that includes a bulleted list briefly describing each of your major risks or uncertainties.

Organizational Structure, page 9

10. Please identify the Post-IPO Unit Holders and the Merged Owner in this section.

11. In the paragraph following the chart on page 10, please disclose the percentage of voting power of the registrant held by each of the Post-IPO Unit Holders, the Merged Owner and the Public Stockholders both 1) after the Reorganization Transactions and the public offering and 2) assuming the exchange of all of the LLC Units by the Post-IPO Unit Holders.

12. In the same paragraph, please disclose the effective percentage of economic interest in Adeptus Health LLC that will be held by each of the Post-IPO Unit Holders, the Merged Owner and the Public Stockholders both 1) after the Reorganization Transactions and the public offering and 2) assuming the exchange of all of the LLC Units by the Post-IPO Unit Holders.

13. If the economic interest of the various constituents mentioned above in Adeptus Health LLC do not match the voting power of these constituents in the registrant at any point, please quantify the discrepancy and explain how it occurs.

14. Please provide similar information to that requested in Comments 10 through 13 where the Reorganization Transactions are discussed in the main body of the prospectus.

Use of Proceeds, page 12

15. In the last paragraph of this section on page 13 and elsewhere in the prospectus where the payment associated with the termination of the Advisory Services Agreement is discussed, please identify the Sponsor and the affiliate of the Sponsor and briefly describe the purpose, material terms and financial effect of the Advisory Services Agreement.

Summary Financial and Other Data, page 15

16. Refer to the reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income (loss). We note your disclosure that Adjusted EBITDA is a non-GAAP measure of your financial performance or liquidity. It appears your disclosure elsewhere in the filing indicates it is a solely performance measure rather than a liquidity measure. If so, please revise to clarify your disclosure.

"If we are unable to negotiate…," page 23

17. Please disclose the specific experience of the registrant's predecessor entities with regard to the renegotiation of reimbursement levels during the past three years. If any shift in payor mix toward Medicare or other payors who base their reimbursement levels on Medicare levels of reimbursement has occurred, please provide specific disclosure and discuss and quantify, to the extent possible, how that has affected the results of its predecessor entities.

18. You state in this risk factor that you do not accept Medicaid. However, on page 24 you refer to Medicare and Medicaid in a way that may cause a reader to assume you do accept Medicare and/or Medicaid. Please clarify by explicitly stating in the risk factors on pages 23 and 24 whether you are referring to 1) the possibility of participating in these programs in the future, 2) that you do participate in these programs or 3) that you do not participate in these programs.

"We could be subject to lawsuits…," page 29

19. Please disclose the amount of professional liability insurance that you carry.

"Adeptus Health Inc.'s only material asset…," page 42

20. Please expand this risk factor to refer to the Senior Secured Credit Facility and to discuss and briefly describe the restrictions and covenants that may restrict the ability of the LLCs to upstream cash to the registrant.

Use of Proceeds, page 49

21. Please disclose how the LLC used the funds it borrowed under the credit facility that will be paid down with the proceeds.

22. If the LLC will use any of the proceeds from the sale of LLC Units to the registrant to acquire sites or construct or equip any of the twenty new facilities please provide appropriate disclosure. If the registrant intends to use funds that become available under its credit facility, please provide specific information as to the uses of the credit line in this section and under Liquidity. We note that the LLC will use funds it receives in the

offering to pay down the outstanding balance of the credit facility. If the registrant intends to make use primarily of the Master Funding and Development Agreement with Medical Properties Trust or other sources in order to launch the twenty additional sites this year, please provide additional disclosure under Liquidity.

23. We note your intention to use a portion of the proceeds to make a one-time payment to an affiliate of your Sponsor in connection with the termination of the Advisory Services Agreement. In that regard, tell us in more detail the substance of the termination and why the payment or a portion of the payment is not a dividend distribution.

Dilution, page 52

24. We note your presentation of pro forma net tangible book value per share of Class A common stock as of December 31, 2013 before the decrease attributable to the Reorganization Transactions. However, in the second paragraph, you indicate that pro forma net tangible book value per share of Class A common stock has already given effect to the Reorganization Transactions and assuming that all of the Post IPO Unit Holders exchanged their LLC units (together with a corresponding number of shares of your Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis. Please explain and revise to clarify your conflicting disclosures.

Organizational Structure Following this Offering, page 54

25. Refer to the fourth paragraph. Please tell us and disclose how, when and why Class B common stock will be issued to Post-IPO Unit Holders. Advise us how you would account for the Class B common stock issuance including the journal entries you would record for the transaction.

Merger with Adeptus Health, Inc., page 56

26. Please tell us and disclose how many LLC units and therefore the percentage of ownership interests of Adeptus Health LLC would be acquired through your merger with the sole stock holder of SCP III AIV THREE-FCER Blocker., Inc. or "Merged Owner".

Offering Transactions, page 56

27. We note that at the consummation of the offering, you intend to purchase for cash, newly issued LLC Units from Adeptus Health LLC and outstanding LLC Units from certain Existing Owners. In that regard, please identify for us these certain Existing Owners as well as disclosing how many LLC Units would be purchased from them.

Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013, page 59

28. You include SCP III AIV Three-FCER Blocker, Inc. in your unaudited pro forma financial statements. Please revise your disclosure to clarify whether the investment at fair value represents its investment in First Choice ER, LLC and whether there will be any adjustments to remove this investment in the pro forma financial information of Adeptus Health Inc.

Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013, page 61

29. Please provide a footnote disclosure reconciling the numerator for pro forma net income and the denominator for pro forma weighted average shares of Class A common stock in calculating the pro form earning per share data.

Sources of Revenue by Payor, page 68

30. Please provide the names of your four major third-party payors.

Patient Service Revenue, page 74

31. Please revise your disclosure to discuss the underlying causes for the various changes in operating results you identify, particularly the change in revenue due to additional patient volume and the change due to increased rates.

Patient Revenue and Accounts Receivable, page 79

32. Please tell us, in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (*i.e.*, unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the schedule should indicate the past due amounts and a breakdown by payor classification (*i.e.*, Third-party payors and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, please advise us and clarify how this affects your ability to estimate your allowance for bad debts. In addition, please include in your response the patient portion of third-party payors within the self-pay portion of the aging schedule or separately provide the amounts of patient portion included in the third-party payor balance within each aging category.

Recent Initiatives and Outlook, page 85

33. We note that as part of your relationship with Concentra, you "have enhanced the Concentra team's awareness of First Choice Emergency Rooms in order to facilitate

referrals of their after-hours and emergency patients" to you. Please disclose whether these referrals are contemplated in an agreement between you and Concentra and whether such referrals are subject to any laws or regulations.

Ability to Attract and Retain High-Quality Physicians and Clinicians, page 90

34. Please disclose whether your physicians maintain private practices or affiliations with other hospitals in addition to their employment with you.

Patients, page 95

35. Please define the following scientific terms:
    - saddle emboli;
    - pulmonary vasculature; and
    - intubate.

Real Estate Development Activities
General Strategy, page 97

36. In your timeline at the top of page 98, please spell out the abbreviations for "LOI," "PSA" and "TDSHS" at their first use.

Competition, page 99

37. Please identify competing independent free standing emergency rooms by name.

Executive Officers and Directors, page 107

38. Please disclose Thomas Hall's term(s) as a member of the board of directors.

39. Please disclose the business experience of Traci Bowen from 2009—2011.

Composition of the Board of Directors, page 110

40. Please identify the members of your board of directors who you have determined to be independent.

Senior Management Agreements, page 113

41. Please file the employment agreements between you and each of Messrs. Hall, Cherrington and Fielding as exhibits to the registration statement.

Director Compensation for Fiscal 2013, page 116

42. We note your disclosure regarding the compensation of Larry Buckelew. We also note that no information for Larry Buckelew is disclosed in the Management section. If true, please provide a footnote to your Director Compensation Table to disclose that Larry Buckelew no longer serves as a director. In the alternative, please provide the required disclosure under Item 401 of Regulation S-K for Mr. Buckelew.

Principal and Selling Stockholders, page 117

43. Please expand footnote 6 to the table on page 118 to identify the natural person(s) who exercise(s) voting and investment power over the Funds Associated with Sterling Partners.

Common Stock, page 125

44. Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Lock-Up Agreements, 131

45. When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

Consolidated Statements of Operations, page F-4

46. Please provide pro forma tax and EPS data on the face of the historical Consolidated Statements of Operations.

Note 1. Organization, page F-7

47. We note your disclosure that First Choice AIV Holding LLC (Purchaser) acquired 75% ownership interests in the Company on September 30, 2011. However, we note from the SCP III AIV THREE-FECR Blocker, Inc. ("SCP III") financial statements note on page F-34 that SCP III acquired an indirect ownership interests of the Company in September 2011. In that regard, clarify for us if First Choice AIV Holding LLC and SCP III are related and if so, how they are related. Please also explain to us how SCP III acquired the ownership interests and at what percentage.

Item 14. Indemnification of Directors and Officers, page II-1

48. Please revise your disclosure in the last paragraph of this Item on page II-2 to complete the paragraph.

Exhibits

49. Please file the Master Funding and Development Agreement with Medical Properties Trust and the Amended and Restated Operating Agreement of Adeptus Health LLC as soon as practicable.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Dana Hartz at (202) 551-3648 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Joseph H. Kaufman, Esq.
        Simpson Thatcher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017